RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-163632

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated August 20, 2010

Pricing Supplement Dated August __, 2010 to the
Product Prospectus Supplement ERN-COMM-1 Dated
January 12, 2010, Prospectus Dated January 11, 2010, and
Prospectus Supplement Dated January 11, 2010
$ Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012 Royal Bank of Canada

Royal Bank of Canada is offering the Bullish Digital Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008KFW8. The Notes do not pay interest. The Notes provide a [17% – 22%] return (to be determined on the Pricing Date) if the Percentage Change of the Reference Asset is positive.  Investors will lose 1% of their principal amount for each 1% that the level of the Reference Asset decreases between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: August 31, 2010

Maturity Date: August 31, 2012

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2010, and “Additional Risk Factors” beginning on page P-4 of this terms supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $5 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of approximately $15 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $50 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:	The London Gold Market Fixing Ltd P.M. Fixing Price (the “Gold Spot Price”)

Bloomberg Ticker:	GOLDLNPM

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	August 26, 2010

Issue Date:	August 31, 2010

CUSIP:	78008KFW8

Valuation Date:	August 28, 2012

Digital Coupon:	[17% – 22%] (to be determined on the Pricing Date)

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to:

Principal Amount + (Principal Amount × Digital Coupon)

If, on the Valuation Date, the Percentage Change is zero or negative, then the investor will receive a cash payment equal to: Principal Amount + (Principal Amount × Percentage Change)

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level – Initial Level Initial Level

Initial Level:	The Gold Spot Price on the Pricing Date.

Final Level:	The Gold Spot Price on the Valuation Date.

Maturity Date:	August 31, 2012, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Two (2) years

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease in the Gold Spot Price from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets Corporation

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2010, as modified by this terms supplement.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

ADDITIONAL RISK FACTORS

This section should be read together with the information set forth under the caption “Additional Risk Factors Specific to the Notes” in the product prospectus supplement.

•
Your Investment in the Notes May Result in a Loss. The Notes do not guarantee any return of principal.  If the Final Level is less than the Initial Level, the payment on your Notes will be less than the principal amount per Note.  This will be the case even if the level of the Reference Asset is greater than the Initial Level at certain periods during the term of the Notes.

•
Your Potential Return on the Notes Is Limited. The Notes are subject to a Digital Coupon. They will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the return on your Notes will not exceed the Digital Coupon.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses. There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any of our other affiliate may stop any market-making activities at any time.  If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes. The Notes are our senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay its obligations at that time.  This will be the case even if the level of the Reference Asset increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
The Inclusion in the Purchase Price of the Notes of an Underwriting Discount and of Our Cost of Hedging Our Market Risk under the Notes is Likely to Adversely Affect the Market Value of the Notes. The price at which you purchase the Notes includes an underwriting discount (including a broker’s commission), as well as the costs that we expect to incur in the hedging of our market risk under the Notes.  The hedging costs include the expected cost of undertaking this hedge, as well as the profit that we expect to realize in consideration for assuming the risks inherent in providing the hedge.

•
The Market Price of Gold Will Affect the Value of the Notes. Because the Notes are linked to the performance of the price of gold, we expect that generally the market value of the Notes will depend in large part on the market price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

•
There Are Risks Associated with Investing in Gold or Gold-Linked Notes. The Gold Spot Price is derived from a principals’ market which operates as an OTC physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

•
Changes in the Methodology Used to Calculate the Gold Spot Price or Changes in Laws or Regulations May Affect the Value of the Notes. Members of the London Bullion Market Association (the “LBMA”) set the Gold Spot Price and may adjust the value of the Gold Spot Price in a way that adversely affects the value of the Notes. In setting the Gold Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Gold Spot Price. Any change of this kind could cause a decrease in the Gold Spot Price, which would adversely affect the value of the Notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Gold Spot Price and, as a result, could adversely affect the value of the Notes.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement ERN-COMM-1 dated January 12, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000098/f112101424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Change of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Final Level or the Gold Spot Price on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Digital Coupon of 19.50% (the midpoint of the Digital Coupon range of 17.00% to 22.00%), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 19.50%) = $1,000 + $195 = $1,195

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,195, a 19.50% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and is greater than the Digital Coupon).

	Percentage Change:	47%

	Payment at Maturity:	$1,000 + ($1,000 x 19.50%) = $1,000 + $195 = $1,195

	On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,195, a 19.50% return on the Notes, which is less than the Percentage Change.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is 0%.

	Percentage Change:	0%

	Payment at Maturity:	$1,000 + ($1,000 x 0%) = $1,000 - $0 = $1,000

	On a $1,000 investment, a 0% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative.

	Percentage Change:	-20%

	Payment at Maturity:	$1,000 + ($1,000 x -20%) = $1,000 - $200 = $800

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $800, a -20% return on the Notes.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

INFORMATION REGARDING THE REFERENCE ASSET

The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Gold Spot Price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol GOLDLNPM. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars as determined at 3:00 p.m. London time. The Gold Spot Price is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale.

The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

The Notes are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this terms supplement, the ERN-COMM-1 product prospectus supplement, the prospectus supplement, or the prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or the quantities of the Notes to be issued or in the determination or calculation of the payment at maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the Notes.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the high, low and period-end levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, as well as for the first two quarters of 2010 and the period from July 1, 2010 through August 17, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Gold Spot Price in ($)	Low Gold Spot Price in ($)	Period-End Gold Spot Price in ($)

1/1/2007	3/30/2007	685.75	608.40	661.75
3/31/2007	6/29/2007	691.40	642.10	650.50
6/30/2007	9/28/2007	743.00	648.75	743.00
9/29/2007	12/31/2007	841.10	725.50	833.75

1/1/2008	3/31/2008	1,011.25	846.75	933.50
4/1/2008	6/30/2008	946.00	853.00	930.25
7/1/2008	9/30/2008	986.00	740.75	884.50
10/1/2008	12/31/2008	903.50	712.50	869.75

1/1/2009	3/31/2009	989.00	810.00	916.50
4/1/2009	6/30/2009	981.75	870.25	934.50
7/1/2009	9/30/2009	1,018.50	908.50	995.75
10/1/2009	12/31/2009	1,212.50	1,003.50	1,087.50

1/1/2010	3/31/2010	1,153.00	1,058.00	1,115.50
4/1/2010	6/30/2010	1,261.00	1,123.50	1,244.00
7/1/2010	8/17/2010	1,234.00	1,157.00	1,226.00

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Bullish Digital Notes Linked to the Gold Spot Price, Due August 31, 2012

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about August 31, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

RBC Capital Markets Corporation